Exhibit 99.1

NANOMETRICS – RUDOLPH TECHNOLOGIES MERGER CALL

Moderator: Steve Roth

06-24-19/8:30 a.m. ET

Confirmation # 7362935

NANOMETRICS – RUDOLPH TECHNOLOGIES MERGER CALL

Moderator: Steve Roth

June 24, 2019

8:30 a.m. ET

OPERATOR:	This is Conference #: 7362935

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call to discuss the Nanometrics and Rudolph Merger of Equals. At this time, all participants have been placed in a listen-only mode. The call will be open for your questions following the presentation.

As a reminder, this conference call is being recorded and the press release and slide presentation regarding today’s announcement are available on the investor relations section of each company’s website.

The archives replay can be accessed on both company’s websites following the call. If you require assistance during today’s call, please press “star” then “0” and an operator will assist you offline.

To ask a question during the Q&A segment of the call, simply press “star” then the number “1” on your telephone keypad. We do ask that you please limit yourself to one question and one follow up.

I would now like to turn the call over to Steve Roth. Please go ahead.

Steve Roth:	Thank you (Maria) and good morning everyone, I’m Steve Roth, chief financial officer of Rudolph. Thank you for joining us on such short notice to discuss the combination with Nanometrics, which we just announced.

Joining me today on the call is Mike Plisinski, CEO of Rudolph, and Pierre-Yves Lesaicherre, the CEO of Nanometrics. There’s a slide deck posted on both companies’ websites called Nanometrics and Rudolph Merger Presentation and we encourage you to open the presentation and follow along as we discuss the material on each slide.

As a reminder, any forward looking statements we make during today’s conference call are – and given in the content of today only. Actual results and events could differ materially from those discussed here.

Please refer to the information on the disclaimer slides two and three in the presentation as well as additional information contained in regulatory filings for both companies. If you’re following along, we will begin on slide five.

Mike.

Mike Plisinski:	Thank you, Steve. Good morning everyone and thank you again for joining us to discuss today’s news. I believe I speak for all of us when I say that this is an exciting day for our two companies.

With this transaction we bring together two successful companies each with leading edge products, serving complimentary markets. This powerful new combination is better positioned to deliver more comprehensive solutions to high value problems across the semiconductor industry.

Within our industry we’ve observed a rapid consolidation from our customer base, along with an increased focus on the importance of advanced packaging as a further enabler of device performance beyond transistor scaling.

By bringing these two companies together, we better align ourselves to the challenges faced by our customers across the value chain. The combination creates a top 15 equipment supplier with larger scope and scale, complimentary research and development resources and a stronger balance sheet to deliver a broader set of solutions to a consolidating customer base.

Integration is critical in a transformative transaction such as this. Each company has outstanding teams delivering outstanding results. With complementary products and markets, our expectation through this combination is to enable those great teams to do even more, to reach more customers with a broader set of established customer relationships and to deliver more comprehensive solutions to those customers by leveraging broader technology and products.

Again, I believe I speak for all of us when I say that Nanometrics and Rudolph have shared great mutual respect for many years. We are very much looking forward to joining forces to leverage our respective strength and talented teams.

I have every confidence in the enhanced value for our stock folders the combined company will deliver. With that I’ll hand it over to Pierre-Yves to discuss the strategic rationale of the merger. Pierre-Yves.

Pierre-Yves Lesaicherre:	Thank you, Mike. This is indeed a great day for our two companies and sets the stage for accelerated growth and the increased value we can build for both company stockholders.

Nanometrics and Rudolph are terrific companies and together we will create a unique end to end solution provider across the entire semiconductor fabrication process. On slide 6 we see a few financial highlights of the merger.

Nanometrics and Rudolph have strong financial profiles, each with attractive and stable margins. Yet together we believe our combined company will be even stronger as we move forward.

And we expect that our increased scale and positioning in our served markets will provide a greater gross trajectory for the combination than our individual companies by driving revenue synergies, bringing this number even higher.

We are anticipating cost synergies of at least $20 million, an amount that reflects the highly complementary nature of our businesses. With increased global scale and portfolio diversification and strong combined team, the combined company will be able to create real value for our stockholders and customers.

Let’s turn to slide seven. We are merging two companies that are both leaders in the markets which we serve – which they serve. We will be a strong combined entity not only in terms of our financial strength, but importantly in terms of our ability to leverage a broader intellectual property portfolio to increase our place of innovation – our pace of innovation, sorry.

Together we’ll hold nearly 300 patents and we’ll leverage our core capabilities in the areas of software and optics to enhance our product portfolio. You can see the two powerful software algorithms complimenting one another to provide comprehensive data and process knowledge to our customers.

Of course optics are a key competency for both companies, but with different strengths. Combining these companies is expected to enhance the enduring knowledge base and double the number of lenses in the combined portfolio.

On slide eight, you’ll see an illustration of the diversity across the markets we serve and the products that we offer. You can see on the illustration that Nanometrics is focused on wafer fab process.

As we add the Rudolph portfolio, the new company will span processes from there wafer manufacturing all the way to advanced packaging. The only process overlap is in line quality assurance, however our two products do not actually compete in that space as they are used to measure different features and parameters on the wafer.

The combined technology portfolio and established channels to these markets is expected to accelerate our ability to serve both front and back end markets. Not only will we be reaching more customers by working together, we will also be better positioned to provide enhanced solutions to the world’s leading semiconductor device manufacturers by leveraging our broader technology portfolio to build new more advanced integrated solutions.

We will also have greater R&D dollars available for core technology development in software and optics, which will further enhance our ability to develop innovative solutions. With this merger, we’re substantially increasing the diversity of our products as well as our target markets.

Overall our combined company will reach 150 customers in over five end markets located in 10 countries around the world. The combination results in a company with a $3 billion Served Available Market or SAM with plenty of room to grow sales within that SAM.

As a result, our combines company will reach 150 customers in over five end markets located in 10 countries around the world. As a combined company, we will benefit from the earnings that will come from exposure to range of markets, rather than risk being overexposed to any one specific market.

Mike.

Mike Plisinski:	Thank you, Pierre-Yves. Turning to slide 10 as Pierre-Yves mentioned, this exciting new company will serve broader markets. This is great for our customers who depend on our products as well as our committed teams who are dedicated to those products.

As a result, we see those revenue streams as additive and if we look at the graphic, you can see that within the world of wafer fab equipment companies and based on the 2018 Gartner worldwide semiconductor wafer fab equipment report, this combination would have placed in the top 15 at the number 14 spot right behind Nikon.

This is important because as a larger company and service provider in this space, we’ll increase our relevance to our customers who will be able to rely on us for a broader range of products and seasoned support staff.

Turning to slide 11, Rudolph and Nanometrics have highly complementary technology portfolios and very different mixes of products, yet those products and services are often provided to the same fabrication facility.

By bringing these portfolios together, we can offer our customers a broader suite of solutions from our broader portfolio products. We also see the leverage of our shared core competencies in software and optics to lead to other revenue opportunities, as well as accelerate our development of new technology.

We see the combination also creating opportunities to expand our software portfolios across a broader product set, including the 4D technology recently acquired by Nanometrics.

On slide 12 you can see a summary of what Pierre-Yeves highlighted earlier. The combined company will provide customers with solutions across the entire value chain, from the leading edge wafer fab processes to the most advanced packaging technologies.

As customers continue to invest in more advanced process control solutions, the combined technology portfolio and established channels for these markets is expected to accelerate our ability to serve both front-end and back-end markets.

As a combined team, we will have insights across the entire value chain, which will make us a more valuable partner for our customers. In turn, this will provide the company with a more diverse customer base for our more diverse product portfolio.

Steve?

Steve Roth:	Thanks, Mike. I would also want – like to say, that throughout the discussion and diligence work, I’ve been very impressed with the Nanometrics team and I’m looking forward to working with them as we continue through this exciting process.

Turning to slide 13, for illustrative purposes, you can see what the combination would have looked like from a T&L perspective using 2018 financials and applying $20 million in synergies to the combined 2018 results.

The combined companies, with synergies, would have produced stronger gross margins – stronger gross margins, lower operating expenses, higher operating margin and higher net earnings than what either company achieved on its own.

The size and scope of the combined company will be critical to achieving our next stage of growth. As we look ahead, we believe it is – it will result in greater earnings and margin growth over time.

In terms of geographic reach, the combined company headquarters will be in Wilmington, Massachusetts, and we will maintain a strong presence at Nanometrics headquarters in Milpitas, California, and that worldwide location facility and facilities across all major semiconductor regions.

Looking ahead on slide 14, we are showing both companies published financial models at the three – revenue – and the $300 and $400 million revenue levels. The column on the far right shows the strength of the combined companies with minimum synergies of $20 million applied.

Operating in a revenue range of between $600 and $800 million, we are forecasting gross margins to be in the range of 55 to 56 percent, consistent with the operating history of both companies.

In addition, the synergies that we anticipate in achieving will lower overall operating expenses and produce what we believe will be consistent operating margins it the range of 25 to 30 percent. Clearly the combined companies have a strong P&L as shown in this model, which represents margins that are comparable or higher than our peers.

Moving to slide 15, we outlined the terms of the transaction, which are consistent with what you would expect to see with the merger of equals. This is an all-stock merger. After the close, the combined companies will own approximately 50 – (we’ll be owned) by 50 percent by current Nanometrics stockholders and approximately 50 percent by current Rudolph stockholders. The board of both companies unanimously approved this transaction.

Nanometrics current direct, Christopher Seams has been nominated to lead the combined company’s board of directors, which will have a total of 12 directors, six from each existing board.

Mike Plisinski will serve as Chief Executive Officer and I will serve as Chief Financial Officer of the combined companies along aside executives from both Nanometrics and Rudolph.

In regard to synergies, we had mentioned earlier that we expect at least $20 million in annual cost synergies to be achieved within 36 months. This is a relatively modest amount and it reflects the complementary nature of the two businesses.

The cost synergies will be primarily the result of elimination of duplicate public company costs, consolidation of redundant facilities where we have multiple footprints in a region, leveraging of infrastructure and other administrative areas.

In terms of timing, we expect to close the merger in the second half of 2019, subject to completion of customary closing conditions, including the receipt of regulatory approvals and approval by the stockholders of each company.

Mike?

Mike Plisinski:	Thanks Steve. I’d like to spend a few minutes speaking about the multiple sources of value creation this combination can provide and why we’re so excited by this merger.

On slide 16, you see a summary of the multiple sources of value we expect to create. Starting with R&D and the semiconductor market, companies rely on their R&D teams for share gains and growth. Rarely do you find two companies that are so well aligned in markets, with complementary products and complimentary core competencies in optics and software.

Every product in the combined portfolio competes on the strength of its optics and software. As Pierre even mentioned earlier, the combined company will have nearly 300 patents and broader team of engineers that should accelerate new product development. This will create new opportunities for further growth in existing markets as well as new markets that the broader customer base will provide.

This brings me to the next source of value creation, the diversification. As we have just show, this combination enhances product to market diversification. This creates a few benefits. The first benefit is obviously the ability to lower the cost of sale by offering a broader suite of products to an existing account. The second benefit is to expose our product lines to a broader set of customers and products.

Advances in wireless communications, automotive and advance packaging are creating additional needs for process controlled solutions. Lastly, we believe diversification over the long-term will provide a more stable foundation for profitable growth.

Financially, both companies have a multi-year history of strong cash generation. With the modern synergies, our ability to generate cash only increases. In turn, this increases our opportunity to deploy that cash for – to further increase shareholder value.

Lastly, the merged organization will start with a very strong balance sheet. Our combined cash position of roughly $320 million will provide a very strong foundation for further organic and inorganic strategic investments.

Before opening the call for Q&A, I want to turn to slide 17 to summarize the benefits of this transaction to all of our stakeholders. First, our customers will benefit from the increased scope and skill of the combined global organization.

Together, we’ll be able to better serve our customers with a broader support team and a broader technology team and I.P. portfolio, with that, we’ll be able to provide accelerated product and process development and improve delivery in support of those new solutions to our customers.

As a result, we expect to be a more valuable partner to our customers. Our employees in both organizations share a dedication and passion for our customers. This combination is an emphasis on growth and expansion. As a result, our employees will benefit from a more stable and diverse company that will offer greater resources, scale and broader portfolio of exciting technologies.

Additionally, the combined organization will be far larger, creating new opportunities to advance careers and develop new skills, as well as attract top talent across the globe. And when you put it all together, we expect to deliver significant value creation to our stockholders.

I personally could not be more excited about this opportunity and I look forward to meeting with all of our stakeholders as we continue this exciting process to bring two great teams together, creating a powerful new supplier to the semiconductor industry.

Thank you again for joining us today. I will now turn it back over the operator – to (Maria) for questions.

Operator:	Thank you. At this time if you wish to ask a question, simply press “star” then the number “1” on your telephone keypad. Again, we do ask that you please limit yourself to one question and one follow-up. Our first question comes from the line of Patrick Ho of Stifel.

Patrick Ho:	Thank you and good morning and congrats guys on this deal. Maybe first off, in terms of the cost synergies market that mentioned about $20 million or so, a lot of it seems like that standard duplicate costs and some of the leveraging of the facilities that you mentioned, Steve.

Can you just give a little color of the breakdown between, I guess, opex versus cost of goods and what are some of the longer term cost synergies that you can leverage on the supply chain, given that, although you’re very complimentary in products, I’m sure the supply chain kind of leverages similar types of components?

Steve Roth:	Good question Patrick, this is Steve. So, yes, on the $20 million of synergies, obviously it’s going to be more heavily weighted below the COGS line. Things above the COG line would be things like you just mentioned, maybe some supply chain leverage where we are utilizing similar customer base and things like that. But most of the cost synergies that we’ve identified to date are kind of below the line in the SG&A and places where we have infrastructure.

We’re obviously still investigating areas where regionally we’re all operating in fairly much of the same regions, I think we’re a little stronger in some and Nanometrics is definitely stronger in others. So that’s where we’re going to be looking how do we bring (bosses) together and see if we can leverage some of the synergies of the regional footprint.

Patrick Ho:

Great. And question for either Mike or Pierre, as you look at the long term opportunities for the combined entity – again, there’s a lot of great complimentary (to this) there’s very little overlap. How do you see the potential of revenue synergies, and what I’m looking at there is there potential integration of solutions, the leveraging of the software and things of that nature, how do you see potential revenue synergy driving the opportunities higher than that 600 to 800 million dollar target model you introduced today?

Mike Plisinski:	Well we definitely see opportunities for revenue synergies, as you mentioned there’s desire for customers to bring more and more capability within an existing tool, so by leveraging our (Meta Pulse) technology onto platforms that Nanometrics already has developed and established within the customer base, there might be opportunities there. There are other technologies that both teams are just now starting to discuss and talk about.

The software for sure as a potential revenue synergy opportunity, leveraging our Fab-Wide software, which already connected to all the systems across the entire semi-conductor value chain today, and then as you know from Rudolf’s side, we then enhanced that through tool centric software, we see similar opportunities moving forward on not just the core Nanometrics product, but also some of their additional products, in particular in the 4D space as well.

Patrick Ho:	Great, OK, congrats guys, thank you.

Operator:	Our next question comes from the line of Craig Ellis of B. Riley FBR.

Craig Ellis:

Yes, thanks for taking the question and congratulations to both teams. Mike, I wanted to follow up on that last response and get a sense for some of the enablers to revenue synergies for the combined platform. As you look at the company coming together, how long does it take for the engineering teams to look at the capabilities on both sides of the fence and then and then bring a more integrated solution to market and where would investors expect the first benefits to come and what are the longer term items that might emerge from the combined portfolios?

Mike Plisinski:	Yes, so that’s – you asked a lot there, the initial revenue synergies would come from the combination – the cross selling opportunities – the opportunities to integrate or leverage some of the software capabilities across the platforms. That’s a relatively fast way to generate synergies.

The additional synergies, both companies have – meaning the additional revenue synergies through combining technologies, both companies have very aggressive and exciting road maps, we have to layer in the benefits of those road maps along with what the benefits of the combinations of technologies could be, and then put together a plan for that.

That’s going to come though after closing when the engineers and the teams are able to work together and start sharing some of the core technology and road maps and customer challenges each are trying to solve.

Craig Ellis:	Thanks for that, and then I’ll ask a follow up to Steve. And I’ll really combine two things, Steve, what’s the timing for the 600 to 800 million target model and what are any key dependencies beyond the 20 million in cost synergies, and secondly, as was noted by multiple speakers, there’s a very significant cash position that exists, post close.

When should investors expect the company would make use of that cash and what would the priority list look like, whether it’s inorganic growth, organic growth, or doing something like share buyback to that effect? Thank you.

Steve Roth:	Yes, Craig, good question, again. So, I you look at the model from a revenue perspective, the both companies based on 2018 results were almost at that $600 million level. So, from a revenue perspective you can see how the companies can get into the low end of that range relatively soon.

Then you got lay around the timing of the cost synergies, I’m not going to go into the timing of how we’re going to (bring it in), we said 36 months is when those cost synergies will come out. That will just enhance that – the operating expenses and effectively leverage the operating margins for the model.

So, I think is a very achievable model, I mean you know the history of both companies, we’ve all had strong operating income margins overtime, so I think with the synergies it’s getting into the model is not a huge stretch, I think we can definitely get there.

You’re right, from a cash perspective, we have about 320 million (based) at the (end of us) on a combined basis. I don’t think we’re going to speculate now what we’re going to do with the (cash, I think) Mike mentioned in his prepared remarks that it gives us a good amount of cash to invest in both organic and inorganic growth.

So I think we – historically both companies have good positions to be able to do that, and I think the message is we still can do that and I think post closing we’ll set priorities on how we’re going to use that cash.

Craig Ellis:	And just as a quick follow up, can you mention the country approvals that are needed for this deal?

Steve Roth:	I think we just got – I think we got to go refer to the regulatory filings that are out there. (I think those got filed) this morning. So, obviously we’ll have the U.S. stuff that we have to go though.

Craig Ellis:	Yes.

Mike Plisinski:	Craig, those will be described in the definitive proxy, which will be filed in the next three to four weeks or so.

Craig Ellis:	Thanks, gentlemen.

Operator:	Our next question comes from the line of Quinn Bolton, of Needham & Company.

Quinn Bolton:	Hey guys, congratulations on creating a leader in the process control segment, wanted to start with just the potential overlap between the companies, obviously you guys, that there’s no overlap on the inspection and (lithography) segments of the business, but it looks like it may be a little bit of overlap on the metrology side, both on the ellipsometry and its (intel) measurement.

So wondering if you could just sort of give us a little bit more detail how the two companies complement each other on the metrology side of the business, and then I’ve got a couple of follow ups, thank you.

Mike Plisinski:	Actually there is really no overlap on the metrology side. They are very different technologies measuring very different aspects of the (wafer) of the transistor. So in the MetaPULSE side where the bulk of our metrology revenue comes from – we’re measuring thin metal films and of course on the transplant, the OCD side, they’re measuring 3-D structures and getting all kinds of information on the 3-D aspect of the transistor structure.

So we see this as more complimentary than overlapping, there’s some transparent capability we have which has a very different technology base using a laser. Laser provides different information than white light, so there’s an opportunity to potentially take some of that technology and apply it to the strength of the Nanometrics team. But that – these are all things that will be explored as we come together and can share the technology and the road maps. But as far the overlap goes, we see very little to no overlap.

Quinn Bolton:	Great. And then just a couple of financial questions, I wanted to follow up – I think it was Craig’s question, just on the timing of the synergies, you sort of mentioned in the script 36 months to realize this $20 million, I would think some of those costs, like public company costs could come out pretty quickly, can you give us any sense what the shape of that $20 million might look like?

Is it linear over the three years? Is there a little bit that’s front end loaded, any guidance would help and then a second financial question, can you give us a sense, will the tax rate – what will the tax rate be for the combined company? Thank you.

Steve Roth:	Yes, we did say the $20 million synergies over three years, obviously you can – there are certain things that will definitely go away because we both won’t have to file things by the end of the year as a combined company, so those will be the costs that you – you’re right will come out sooner than later, obviously rationalizing offices in the same place will take – potentially take longer.

So, there are some of those cost, the typical things that you would think of, public company cost and things like that. Just we won’t be paying for two of them because we’ll be one company.

So I think that’s needed. At the tax rate, both companies had very, very low tax rates. I would suspect this to be somewhere in that 17 percent effective tax rate level for the combined company.

I think bringing the companies together from a tax perspective is pretty easy and there’s a lot of – the typical benefits, the R&D credits and stuff like that, both companies had fairly similar profiles in that respect. So, I think we’ll have a very attractive tax rate.

Quinn Bolton:	Great, thank you.

Operator:	Our next question comes from the line of (Tom Disley) of (Davidson).

(Tom Disley):	Yes, good morning and congratulations on a pretty exciting merger here. So the first question is why now? I mean it makes a lot of sense, but it probably made a lot of sense ten years ago too. So what is this about today that made this happen?

Mike Plisinski:	(Tom), I think it comes down to the industry is consolidating. Both boards, both teams recognize that to continue to serve the consolidating industry, to continue to innovate and supply best of breed technologies, that by coming together and taking this opportunity, we’re able to do that and keep pace with the innovation from – that our customers are demanding. (Tom), these things are not easy.

(Tom Disley):	(Inaudible) by customers or…

Mike Plisinski:	Pardon me? No, no pressure by customers.

Pierre-Yves Lesaicherre:	No, not at all. No.

Mike Plisinski:	You can see both customers – both teams are doing very well. Both teams are serving their customers, we just believe by coming together we can serve those customers better. There wasn’t any pressure from the customer base.

(Tom Disley):	OK, great. And then obviously very little (part) overlap, what do we know, was there much R&D overlap? Are there already programs that were kind of fundamental R&D that you can get rid of the duplication and free up R&D for new programs?

Mike Plisinski:	No. Again with very little overlap, there’s not a lot of duplication. I mean you’ve got a handler system, something like this, that’s going to obviously be the same on both sides – or both sides don’t need a whole bunch of different robots.

But that’s relatively minor compared to the overall R&D focus. So, it’s really about looking forward and rationalizing roadmaps and looking at what’s the best return of investments for the companies – for the combined entity as we move forward and rationalizing that.

(Tom Disley):	OK. Well thank you and congratulations.

Operator:	Our next question comes from the line of Mark Miller of The Benchmark Company.

Mark Miller:	Yes, let me add my congratulations. I think people have been waiting for this for quite a while, it makes sense. In terms of customers, do you become more concentrated in customers, do you have more 10 percent customers or are you adding or expanding any customer base?

Mike Plisinski:	So, we’re really expanding the customer base. Rudolph has over 100 customers that we serve annually. And we don’t have any 10 percent customers. So from our perspective, we’ll be a little more highly concentrated in customers that have the highest spend.

So actually we’re – by combining, we’re better balanced and better aligned with the overall market. A little bit higher concentration with the bigger spenders but still full access to the other aspects of the market, the automotive, RS, specialty devices and the quite rapidly growing advance packaging markets.

Mark Miller:	So I just wondering for those of us not that familiar with Rudolph, if you could kind of breakdown revenues in terms of backend and how is your revues distributed in those areas?

Steve Roth:	Well, so if you – just historically, our – just think of it this way first, our frontend and backend split revenues is about 50/50 obviously depending on where money is being spent. It can flip flop. But 50/50 of our revenues – percent of our revenues coming from the frontend side and then the backend is that other 50 percent. So that’s the historical profile.

On the frontend side, we obviously have memory logic boundary. Last year obviously in ’18, memory was the biggest chunk of that – of that frontend piece. And logic was a little more muted. But we deal with all those same top customers that are Nanometrics top customers.

On the backend side, obviously the backend advance packaging, the (OSAF) can be a big driver of our revenue. Mike just mentioned the specialty device category that we have which is where you’ll see things like RF and (MEMs) and power supplier will be in there too.

So, we have a lot of market that we’re working through as opposed to that traditional frontend memory logic boundary categories that you see with more of a pure blade frontend company.

Mark Miller:	What about panel related revenues, what percentage of your revenues are – (arrive) from panel processing?

Mike Plisinski:	By panel, are you referring to advance packaging or displays?

Mark Miller:	Well, if you could break each of those out, so.

Steve Roth:	Well, we have no – we have only very few sales in to display. We have initiatives going on in display.

Male:	Right.

Steve Roth:	So we’ll keep (that this size). There’s not a lot of revenue being driven out of display, a tool here or there. On the panel side…

Mike Plisinski:	It would be part of the advance packaging…

Steve Roth:	Advance packaging side…

Mike Plisinski:	Yes.

Steve Roth:	...so, I mean we obviously got big programs in (lithography), on the panel (lithography) side that we’ve talked about on our call. So that is a driver of our revenue streams.

Male:	Yes.

Steve Roth:	And going forward too.

Mark Miller:	Thank you.

Operator:	And ladies and gentlemen, we have time for one more question. Our final question will come from the line of (John Fitzer) of Credit Suisse.

(John Fitzer):	Yes, good morning guys. Thanks for letting me ask a question. Let me add my congratulations. I know you said earlier that the regulatory hurdles will be documented in the public filings. But I’m just kind of curious; do you need Chinese approval to get this deal done? That’s my first question, and then I have a follow-up.

Mike Plisinski:	Well, this will all be documented in the filings. But with what we know right now, we don’t believe we need Chinese approval.

(John Fitzer):	That’s helpful. And then I’m going to ask the why now question a little bit differently. We’re in a fairly fluid environment for wafer fab equipment. I think there’s an expectation, the numbers for the second half of the year were probably wrong and too high for many of your customers and perhaps many of your peers. I’m just kind of curious to what extent that was taken in to consideration as you thought about valuing these merger vehicles. Thanks.

Mike Plisinski:	Well, I think both companies, when we talked about our second quarter – our first quarter, sorry, and talked about guidance, we both had relatively strong drivers as we look forward. So yes, there’s ripple effect happening right now through the customer base.

Nanometrics has maintained a relatively strong view for the second half from their key customers. We’ve talked about our panel markets and the strong backlog we have in (inaudible), over $15 million there for the (bear wafer side), which is driven by EUV.

So, this wasn’t driven out of sort of a concern about a deteriorating market. This is really about two strong companies coming together to be much stronger.

(John Fitzer):	Thanks, guys.

Steve Roth:	Operator?

Operator:	And that was our final question.

Steve Roth:	Please close the call.

Mike Plisinski:	OK, well thank you everybody for joining us on our call today and we look forward to sharing more information as it becomes available.

Pierre-Yves Lesaicherre:	Thanks. Have a good day.

Operator:	And thank you, this concludes the Nanometrics Rudolph Technologies merger call. For more information about either company or to review the press release and investor slides used in today’s call, you may visit the company’s investor web pages at investor.nanometrics.com or investors.rudolphtech.com. Thank you and have a great day.

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